EXHIBIT 10iii

May 30, 2019
Dear David:
On behalf of Giovanni Caforio, in connection with the closing of the acquisition of Celgene Corporation by Bristol-Myers Squibb, I am pleased to extend our offer to you to join our combined new company. This is an exciting time for our new company, characterized by growth, transformational medicines and a renewed commitment to the people at the center of everything we do: our patients. We look forward to you being part of developing our new company and culture that thrives on the passion and collaboration of diverse, talented and valued colleagues across the globe.
This offer is contingent on the closing of the merger (the “Closing”) pursuant to the Agreement and Plan of Merger dated as of January 2, 2019 among Bristol-Myers Squibb Company (“BMS” or the “Company”), Burgundy Merger Sub, Inc. and Celgene Corporation (“Celgene,” and such agreement, the “Merger Agreement”). To the extent the Closing does not occur, this offer of employment shall be void and of no further effect.
Effective Date: The terms of this offer and your employment will become effective upon the Closing.
Position and Location: Your position will be Executive Vice President & Chief Financial Officer reporting to Giovanni Caforio, Chairman and Chief Executive Officer. In this position you will be a member of the Leadership Team, the group of senior most executives leading the company. Your primary work location will be Lawrenceville, New Jersey.
Salary: Your base salary will be $1,000,000 USD per year and will be paid bi-weekly. Annual Bonus Plan: Your annual bonus opportunity will be 100% of base salary.
Your annual bonus for 2019 will be paid at the same time as all other participants in the 2019 Celgene bonus plan are paid, but in no event later than March 15, 2020. Your 2019 annual bonus will be determined in accordance with the Merger Agreement as follows: (1) With respect to the period from January 1, 2019 through the Closing, you will be entitled to a prorated portion of your bonus based on Celgene’s performance through the Closing, as certified by the Celgene Compensation Committee immediately prior to the Closing, and calculated using your bonus target as of the Closing and eligible earnings from January 1, 2019 through the Closing (the “Pre-Closing Amount”); and (2) for the period from the Closing through December 31, 2019, you will receive a prorated portion of your bonus, either (a) based on the achievement of legacy Celgene Total Revenue and legacy Celgene project objectives, as determined as of the Closing, and with Celgene EPS assumed at target performance or, if greater (b) your 2019 target bonus (the “Post-Closing Amount”). The Post-Closing Amount will be calculated using your eligible earnings from the Closing through December 31, 2019 and your new annual bonus opportunity percent above. Both the Pre-Closing Amount and the Post-Closing Amount will be multiplied by your individual performance modifier in accordance with the terms of the 2019 Celgene annual bonus program for all legacy Celgene employees.
Sign-on Bonus: You will receive a cash sign-on bonus of $2,100,000 (taxable income), paid to you as follows: (1) $1,050,000 to be paid to you as soon as practicable following the Closing, (2) $525,00 to be paid to you on the first anniversary of the Closing and (3) $525,000 to be paid to you on the second anniversary of the Closing. Each payment is contingent upon your continued employment through the payment date; provided, however that if your employment is terminated by the Company without Cause, or if you resign for Good Reason (each as defined in the Appendix to this offer letter), or if your employment terminates as a result of death or long-term disability, you will immediately become entitled to any remaining payments of the Sign-on Bonus, which will be paid to you as soon as practicable following your termination date (subject, other than in the case of death, to execution of a release in a form acceptable to the Company). If you are terminated for Cause within 12 months of a payment, you will be required to repay such payment(s) (net of any taxes withheld) to the Company.
Restricted Stock Units: On the first monthly grant date following the Closing (and within no more than 30 days after the Closing), you will receive restricted stock units (the “RSU Grant”) under the Company’s Stock Award and Incentive Plan (“Current Plan”) valued at $2,000,000 USD. The number of restricted stock units you receive will be determined based on the average of the Company’s closing stock price on the grant date and the nine consecutive trading days immediately preceding the grant date, and will be communicated to you after the grant date. Contingent on your continued employment with the Company, the restricted stock units will vest 25% per year over four years following the grant date on each anniversary of the Closing; provided, however that if your employment is terminated by the Company due to your death or disability, without Cause, or if you resign for Good Reason (each as defined in the Appendix to this offer letter), you will immediately become vested in any remaining unvested restricted stock units granted pursuant to the RSU Grant. Except as provided above, the RSU Grant is subject to the terms and conditions of the Current Plan and the restricted stock unit agreement setting forth the RSU Grant (in a form substantially similar to similar award agreements used by the Company).
Long-Term Incentive Program: Going forward, you will be eligible to participate in the Company’s Long-Term Incentive Program and receive annual equity grants in accordance with the Company’s grant policy, which currently provides that 60% of an award will be in performance share units and 40% in market share units (restricted stock units that are tied to the performance of the Company’s stock price). Your annual long-term incentive guideline is 400% of base salary. You will first be eligible for an annual equity grant in 2020 with a March 10th grant date, and for the 2020 grant, your individual performance factor applied to your guideline will be no less than 120%.
Celgene Equity Awards: Your outstanding legacy Celgene equity awards (“Celgene Awards”) as of the Closing will remain outstanding following the Closing and continue to be subject to their existing terms and conditions (but subject to conversion to Company equity awards as provided in the Merger Agreement), including, but not limited to vesting requirements, post-termination exercise period (in the case of stock options) and special retirement vesting provisions. In consideration of your acceptance of this offer, in the event your employment is terminated by the company due to your death or disability, without Cause, or if you resign for Good Reason (each as defined in the Appendix to this offer letter), at any time prior to the applicable vesting of the Celgene Awards, you will immediately become vested in any remaining unvested Company equity awards that converted from Celgene Awards. For purpose of clarity, the RSU Grant described above is not considered a Celgene Award.
Severance and Change in Control: Effective as of the Closing, you will be eligible to participate in the Bristol-Myers Squibb Senior Executive Severance Plan and the Change-InControl Agreement on the same terms as other members of the Company’s Leadership Team. For purposes of the Senior Executive Severance Plan, your Supplemental Severance will be 100 times your Base Pay (as defined in the Bristol-Myers Squibb Senior Executive Severance Plan).
Acknowledgement and Waiver: As a condition to your acceptance of this offer, you acknowledge that the terms of this offer, including your duties, responsibilities, reporting relationship, compensation and primary work location do not constitute “Good Reason” under the terms of the Celgene Corporation Executive Severance Plan (the “Celgene ESP”), and, except as provided above, acceptance of this offer does not provide a right to any payments or benefits under the Celgene ESP or any other Celgene program or plan. In addition, as of the Closing, by accepting this offer and in consideration of the Company’s promises herein, you agree to terminate your participation in the Celgene ESP so that you shall no longer participate in, or have any future right to any payments or benefits under, the Celgene ESP. You acknowledge that the terms of this offer, including the Sign-on Bonus, the RSU Grant and participation in the Company’s severance and change in control arrangements provide sufficient and valuable consideration for the waiver of any rights under the Celgene ESP.

Vacation: You will be eligible for the greater of (i) 5 weeks’ vacation or (ii) the amount of annual vacation you were entitled to immediately prior to the Closing.
Employee Benefits: From and after the Closing, you will continue to participate in Celgene Savings Plan (401(k)), as well as any Health and Welfare Plans in which you participate immediately prior to the Closing. You will become eligible to participate in the Company benefit plans, including without limitation, the BMS Company Savings & Investment Program (401(k)), the BMS Benefit Equalization Savings Plan, and the BMS U.S. Health & Insurance Plans (medical, dental, life insurance, and voluntary benefits programs (vision, legal services etc.) coincident with when all other legacy Celgene employees become eligible to participate in such plans (collectively, the “BMS Benefit Plans”). Service completed with Celgene will be counted for all applicable purposes (vesting and benefit calculation, if any) under the BMS Benefit Plans.
Section 409A: All payments that may be made and benefits that may be provided as described in this offer are intended to comply with or be exempt from the requirements of Section 409A of the Code. The parties believe that the payments and benefits described in this offer do not violate the requirements of Section 409A.
280G Excise Tax: BMS acknowledges that, in accordance with the terms of the Merger Agreement: (i) you will be a participant in the golden parachute excise gross up plan (the “Gross Up Plan”) to be adopted by Celgene and (ii) the Gross Up Plan will apply to the payments and benefits described in this Agreement so that any excise tax imposed thereon in connection with or as a result of, in whole or in part, the BMS/Celgene transaction will be grossed up in accordance with Section 4(a) of the Gross Up Plan. The Gross Up Plan will be applied consistently with this paragraph.
Legal Fees Incurred in Negotiating the Offer: BMS shall pay directly to your counsel the reasonable legal fees you incur in negotiating and drafting this offer up to a maximum of $25,000, provided that any such payment shall be made on or before March 15 of the calendar year immediately following the calendar year that includes the date of the Closing.
Indemnification: You will be indemnified and provided coverage under the directors’ and officers’ liability insurance of BMS on terms that are no less favorable than the coverage provided to similarly situated BMS executives. In addition, you shall be considered an “officer” of the Company while you occupy the Position and provided the indemnification and advancement as set forth in Section 26 of Bristol Myers Squibb’s Bylaws, as adopted on November 1, 1965 and as amended to November 2, 2016, which provision shall not be modified unless such modifications apply to other similarly situated officers.
Employment At-Will: At all times during your employment with BMS, you will be an employee at-will, you acknowledge and agree that you are employed at-will, and you and BMS are free to terminate the employment relationship at any time with or without Cause and with or without notice.
BMS Employee Confidential Information Agreement: As a condition of your employment, you will be required to electronically execute a Confidential Information Agreement. A sample of this agreement is enclosed for your review. For the sake of clarity, the Confidential Information Agreement will not be effective until the Closing.
We look forward to you continuing with the company as a leader. Bristol-Myers Squibb will require a response to this offer verbally or via email no later than the close of business on May 31, 2019.
Sincerely,

/s/ Ann Powell

Ann Powell
Chief Human Resources Officer

ACKNOWLEDGED AND AGREED

/s/ David Elkins
David Elkins

Appendix

“Cause” means your dishonesty, fraud, insubordination, willful misconduct, refusal to perform services (for any reason other than illness or incapacity), material violation of Company policy, material breach of an employment or similar agreement, misappropriation of Company property, in each case that has not been cured, if curable, within ten (10) days after a written notice is delivered to you by the Company, which specifically identifies the manner in which the Company believes that Cause exists; provided, that (1) in the event of a dispute, no claim by the Company that Cause exists shall be given effect unless the Board determines that it has been established by clear and convincing evidence that Cause exists and a resolution to that effect is adopted by the affirmative vote of not less than seventy five percent (75%) of the entire membership of the Board (after reasonable notice to you and an opportunity for you, together with your counsel, to be heard by the Board) and (2) for purposes of this proviso, references to the “Board” shall, at any time at which the Company is not the ultimate parent entity of the controlled group that includes the Company, mean the board of directors of the ultimate parent entity of such controlled group.

“Good Reason” means, the occurrence of any of the following events, unless you have consented in writing thereto:

(i)
a material reduction in your (1) annual base salary or (2) target annual cash incentive compensation opportunity and target annual equity incentive compensation opportunity, in the aggregate, each as in effect at such time;

(ii)
a material diminution in your duties and responsibilities (other than temporarily while you are physically or mentally incapacitated or as required by applicable law) or assignment to you of any duties inconsistent with your status as an officer or member of the Leadership Team of the Company;

(iii)	a material adverse change in your reporting relationships; or

(iv)	a relocation of your primary work location that results in an increase to your one-way commute by 30 miles or more; or

(v)	Celgene (or its successor) fails to timely pay to you any amounts due under the Gross Up Plan as described in the Agreement.

provided, that you shall not be deemed to terminate employment for Good Reason unless (I) within ninety (90) days after the initial occurrence of the event triggering Good Reason, you deliver written notice to the Company of your intention to terminate your employment for Good Reason which specifies in reasonable detail the circumstances claimed to give rise to your right to terminate employment for Good Reason, (II) the Company fails to cure or correct such conduct or condition within thirty (30) days following receipt of such notice, and (III) your date of termination occurs within ninety (90) days after the end of the cure period described in clause (II).